Exhibit 35.4

[Letterhead of Litton Loan Servicing LP]	4828 Loop Central Drive
Houston TX 77081
Telephone 713-966-8966
Fax 713-218-4595
www.littonloan.com

SERVICER COMPLIANCE STATEMENT

RAAC Series 2007-SP2 Trust

The undersigned officer of Litton Loan Servicing LP provides the Annual Statement as to Compliance as required by the Pooling and Servicing Agreement for the above referenced security and certifies that (i) a review of the activities of the Servicer during such preceding calendar year (or such shorter period in the case of the first such report) and of performance under this Agreement has been made under my supervision, and (ii) to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement in all material respects for 2007.

Date:    March 3, 2008

/s/ Elizabeth Folk
Elizabeth Folk
Senior Vice President and Chief Financial Officer
Litton Loan Servicing LP